FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ SHMA DUMOULIN
By  SHMA DUMOULIN
SECRETARY

Date: 2 June, 2009

                                              EXHIBIT INDEX
                                              ----------------------
EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 2 June 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 11 May 2009 entitled ‘Publication of Prospectus’

Exhibit 2:     Stock Exchange Announcement dated 13 May 2009 entitled ‘Results of AGM’

Exhibit 3:     Stock Exchange Announcement dated 15 May 2009 entitled ‘Director/PDMR Shareholding’

Exhibit 4:     Stock Exchange Announcement dated 19 May 2009 entitled ‘Director Declaration ’

Exhibit 1:

11 May 2009

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Information Memorandum dated 11th   May 2009 relating to a U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0488S_-2009-5-11.pdf

For further information, please contact:

Unilever PLC

Unilever House

100 Victoria Embankment

Blackfriars

London EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the annual general meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Jim Lawrence, Paul Polman, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, Kees Storm, Michael Treschow and Jeroen van der Veer.

Louise Fresco, Ann Fudge and Paul Walsh were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC.

David Simon will retire as a Non-Executive Director at the close of the Unilever N.V. Annual General Meeting of Shareholders on 14 May 2009.

Resolutions 4 to 17 inclusive shall be subject to and become effective on the passing of the resolutions at the Unilever N.V. Annual General Meeting of Shareholders on 14 May 2009 (or at any adjournment thereof).

POLL RESULTS - ANNUAL GENERAL MEETING

RESOLUTION	FOR	AGAINST	VOTE WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2008	849,121,363	941,130	2,100,356
2. To approve the Directors' Remuneration Report for the year ended 31 December 2008	796,516,412	47,078,972	8,553,452
3. To declare a dividend of 40.19p on the Ordinary shares.	853,017,836	139,397	1,149,894
4. To re-elect Mr J A Lawrence as a Director	848,219,705	1,651,841	2,284,080
5. To re-elect Mr P G J M Polman as a Director	848,265,892	1,616,821	2,262,773
6. To re-elect The Rt Hon The Lord Brittan of Spennithorne QC, DL as a Director	844,490,071	5,288,407	2,372,800
7. To re-elect Professor W Dik as a Director	849,015,938	3,679,567	1,603,464
8. To re-elect Mr C E Golden as a Director	850,502,959	2,511,405	1,272,885
9. To re-elect Dr B Grote as a Director	851,989,381	1,024,151	1,269,473
10. To re-elect Mr N Murthy as a Director	850,947,379	1,675,913	1,675,001
11. To re-elect Ms H Nyasulu as a Director	847,828,716	4,792,929	1,658,001
12. To re-elect Mr K J Storm as a Director	850,252,988	2,796,068	1,263,021
13. To re-elect Mr M Treschow as a Director	844,106,257	8,524,636	1,673,069
14. To re-elect Mr J van der Veer as a Director	820,129,685	31,313,129	2,584,585
15. To elect Professor L O Fresco as a Director	852,097,002	934,768	1,249,626
16. To elect Ms A M Fudge as a Director	851,149,157	1,750,534	1,392,625
17. To elect Mr P Walsh as a Director	851,919,661	973,713	1,414,235
18. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	842,321,228	1,230,722	8,589,625
19. To authorise the Directors to fix the remuneration of the Auditors	842,095,866	1,365,304	8,694,620
20. To renew the authority to Directors to issue shares	39,407,250	10,283,803	2,453,466
21. To renew the authority to Directors to disapply pre-emption rights	846,558,301	3,103,739	2,484,758
22. To renew the authority to the Company to purchase its own shares	848,456,511	1,278,871	2,404,235
23. To authorise Political Donations and Expenditure	831,870,084	15,096,998	5,167,174
24. To shorten the Notice period for General Meetings	827,518,764	22,859,723	1,766,546
25. To amend the Equalisation Agreement	851,641,081	773,144	1,866,836

Votes cast as a percentage of the issued share capital was approximately 64.38%

POLL RESULTS - MEETING OF ORDINARY SHAREHOLDERS

RESOLUTION	FOR	AGAINST	VOTE WITHHELD
1. To amend the Equalisation Agreement	816,628,452	684,170	823,399

Votes cast as a percentage of the issued share capital was approximately 62.38%

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

13 May 2009

Exhibit 3:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction SALE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 11,500	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction US$ 23.0449	14.	Date and place of transaction 14 MAY 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 24,960 0.002%	16.	Date issuer informed of transaction 14 MAY 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 15 MAY 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 4 :

Unilever PLC
Director Declaration

In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of t he appointment of the following three new Non-Executive Directors to the Board of Unilever PLC on 14 May 2009:

Louise Fresco - In accordance with paragraph 9.6.13(1)-(6) there are no details requiring disclosure.

Ann Fudge - In accordance with paragraph 9.6.13(1):
Current Directorships: General Electric Company, Novartis Inte rnational AG
Directorships within previous 5 years: None
In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Paul Walsh - In accordance with paragraph 9.6.13(1):
Current Directorships: Diageo plc, FedEx Corporation
Directorships within previous 5 years: Centrica plc
In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.
19 May 2009

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.